Exhibit 12.1

	Ratio of Earnings to Fixed Charges Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$118,947	$75,253	$57,976	$48,165	$91,729
Interest expense, net	96,203	112,561	111,509	112,106	112,474
Amortization of capitalized interest	1,337	1,295	1,556	1,429	1,986
Amortization of debt issuance costs	5,332	5,109	4,345	3,992	3,560
Interest component of rent expense(1)	3,042	3,081	3,189	3,065	2,878

Earnings available for fixed charges	$224,861	$197,299	$178,575	$168,757	$212,627

Fixed Charges and Preferred Dividends:
Interest expense, net	$96,203	$112,561	$111,509	$112,106	$112,474
Capitalized interest	1,140	1,646	2,014	2,136	1,808
Amortization of debt issuance cost	5,332	5,109	4,345	3,992	3,560
Interest component of rent expense(1)	3,042	3,081	3,189	3,065	2,878
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$123,717	$140,397	$139,057	$139,299	$138,720

Ratio of earnings over fixed charges and preferred dividends	1.82	1.41	1.28	1.21	1.53

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expenses.